July 24, 2008

BY EDGAR AND FACSIMILE

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Washington, D.C.  20549

Attention:  Matthew Crispino

Re:	Answers Corporation
Preliminary Proxy Statement on Schedule 14A
Filed July 14, 2008
File No. 001-32255

Dear Mr. Crispino:

This letter sets forth the responses of Answers Corporation, a Delaware corporation (the “Company” or “we”), to the comments received from the Staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) by letter dated July 23, 2008 concerning the Company’s Preliminary Proxy Statement on Schedule 14A (File No. 001-32255) filed with the Commission on July 14, 2008 (the “Proxy Statement”).  We are authorized by the Company to provide the responses contained in this letter on behalf of the Company.

The numbers of the responses in this letter correspond to the numbers of the Staff’s comments as set forth in its letter to the Company dated July 23, 2008.  References in the text of the responses herein to captions and page numbers are to Amendment No. 1 to the Proxy Statement which is being filed herewith.  For your convenience, we set forth each comment from your comment letter in bold type-face and include the Company’s response below it.

Proposal 3

1.                                     Please disclose whether you have present plans to make any specific grants under your 2005 Incentive Compensation Plan.  If you do have the present intention to make any specific grants, revise your disclosure to provide the information required by Items 10(a)(2) and 10(b)(2) of Schedule 14A.

We have been informed by the Company that it does not have any present intention to make any specific grants under the 2005 Incentive Compensation Plan.  A statement to that effect has been added to the second paragraph under the heading “Proposal” under Proposal 3 in Amendment No. 1 to the Proxy Statement.

Proposal 4

2.                                     Please disclose how you used or intend to use the proceeds received from the sale of your Preferred Stock and Purchase Warrants.  See Item 11(c) of Schedule 14A.

The Company has added a sentence to the end of the Introduction paragraph under Proposal 4 which states that the Company intends to use the net proceeds from the Preferred Stock Financing for working capital purposes.

3.                                    Please advise us why you have not provided historical and pro forma financial information in connection with your proposal pursuant to Items 11(c) and 13(a) of Schedule 14A.

We do not believe that historical and pro forma financial information is required to be included in the Proxy Statement in connection with Proposal 4 pursuant to Item 13(a) since the matter to be acted upon is the issuance of common stock and pursuant to paragraph 1 to the Instructions to Item 13, “information is not deemed material where the matter to be acted upon is the authorization or issuance of common stock…..”  and according to such instruction information required by paragraph (a) of Item 13 may be omitted if it is not material for the exercise of prudent judgment in regard to the matter to be acted upon.

The Company currently has 30,000,000 shares of common stock authorized.  As of the date of this letter, 7,859,890 shares of common stock are issued and outstanding.  After giving effect to the to the exercise of all outstanding warrants and options and conversion of preferred stock, the Company would have approximately 13.3 million shares of common stock outstanding.  The Company does not need to increase its authorized common stock in order to issue all of the common stock issuable upon conversion of the preferred stock and exercise of the warrants issued in the private placement which took place in June 2008.

The Company acknowledges that: 1) the Company is responsible for the adequacy and accuracy of the disclosure in the filing; 2) Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and 3) the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours,

/s/ Jeffrey J. Fessler

Jeffrey J. Fessler